838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-455 July 13, 2022

Platinum Group Metals Ltd. Reports Third Quarter 2022 Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the nine months ended May 31, 2022 and provides a summary of recent events and outlook.  The Company is focused on advancing the Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision, including the arrangement of construction financing and concentrate offtake arrangements.  The Company is also advancing research and development through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with Anglo American Platinum Limited ("Anglo") and Florida International University ("FIU").

For details of the condensed consolidated interim financial statements for the nine months ended May 31, 2022 (the "Financial Statements") and Management's Discussion and Analysis for the nine months ended May 31, 2022 please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On June 14, 2022, the High Court of South Africa delivered a judgment dismissing a legal challenge brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), a wholly owned subsidiary of Wesizwe Platinum Limited, to the 2018 sale of the Maseve Mine to Royal Bafokeng Platinum Limited.  In its judgment the High Court dismissed all of the claims for which Africa Wide contended and ordered Africa Wide to make payment of the defendants' costs.  In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the transaction within the time limit prescribed under section 115 of the South Africa Companies Act, Africa Wide's case was statutorily barred.  On July 1, 2022 Africa Wide filed an application for leave to appeal the judgment of the High Court and the Company intends to oppose the application.

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On May 10, 2022, the Company and Japan Oil, Gas and Metals National Corporation ("JOGMEC") signed a formal Memorandum of Understanding ("MOU") acknowledging a consensus to accelerate financing opportunities for the Waterberg Project.  Hanwa Co., Ltd. ("Hanwa") was a witness to the MOU.  JOGMEC expressed its intention to maintain JOGMEC's interests in the Waterberg Project and to support funding contributions for project development to the extent possible.

On February 11, 2022, the Company repaid the remaining principal balance due and outstanding interest on a $20 million senior secured loan facility with Sprott Private Resource Lending II (Collector), LP and the other lenders party thereto (the "2019 Sprott Facility").  After this repayment, the Company became debt free and the pledge of its South African assets as security was fully released.

On February 11, 2022, the Company completed a non-brokered private placement of 3,539,823 common shares at a price of $1.695 per common share to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI"), resulting in proceeds to the Company of $6.0 million (the "Private Placement").  Pricing of the Private Placement was consistent with the equity consideration paid by the Company to purchase and cancel its outstanding $19.99 million 6 7/8% Convertible Senior Subordinated Notes ("Convertible Notes") as described below.  The Private Placement allowed HCI to return to a near 26% interest in the Company, as it held prior to the purchase and cancellation of the Convertible Notes.

On February 11, 2022, the Company reported the privately negotiated purchase and cancellation of the Company's Convertible Notes maturing on July 1, 2022.  The Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company at a price of $1.695 per share in consideration for the $19.99 million principal outstanding balance of the Convertible Notes.  The Company paid accrued and unpaid interest on the Convertible Notes in cash.

On October 14, 2021, the Company reported completion of a geotechnical drilling campaign at the Waterberg Project consisting of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  Downhole geophysical surveys were conducted. Core samples of all major geotechnical units encountered were collected and subjected to laboratory testing. Geotechnical qualified persons monitoring the drill programme determined that in general, the rock mass encountered along both decline routes is competent and can support the planned excavations with no major problem areas expected.

On July 6, 2021, Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") completed the registration of a mining right at the Minerals and Petroleum Titles Registration Office (the "Waterberg Mining Right"). The Waterberg Mining Right was notarially executed by the Department of Mineral Resources and Energy ("DMRE") on April 13, 2021, and remains active.

Results For The Nine Months Ended May 31, 2022

During the nine months ended May 31, 2022, the Company incurred a net loss of $7.26 million (May 31, 2021 - $8.84 million).  In the current period, general and administrative expenses were $3.26 million (May 31, 2021 - $2.91 million) with the increase primarily due to legal fees for the Africa Wide trial, which took place during October 2021 and March 2022 (as described above).  In the current period, interest expense of $1.65 million was recognized (May 31, 2021 - $3.63 million) with the reduction due to reduced overall debt outstanding during the current period.  The currency translation adjustment recognized in the nine month period was a loss of $2.79 million (May 31, 2021 - $6.13 million gain) with the variance due to the Rand decreasing in value relative to the U.S. Dollar during the current period.

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At May 31, 2022, finance income consisting of interest earned and property rental fees in the period amounted to $0.09 million (May 31, 2021 - $0.07 million).  Loss per share for the period amounted to $0.08, as compared to a loss of $0.12 per share for the nine months ended May 31, 2021.

During the nine months ended May 31, 2022, $9.4 million of principal was repaid against the 2019 Sprott Facility, eliminating the principal balance due.  During the period the Company also fully repaid $20 million of Convertible Notes.

Amounts receivable (including 2021 ATM proceeds receivable) at May 31, 2022, totalled $0.56 million (August 31, 2021 - $0.48 million) while accounts payable and accrued liabilities amounted to $0.77 million (August 31, 2021 - $2.46 million).  Amounts receivable were comprised mainly of value added taxes repayable to the Company in South Africa. Accounts payable consisted primarily of Waterberg engineering fees, accrued professional fees and regular trade payables.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine month period were approximately $2.6 million (May 31, 2021 - $1.9 million).  At May 31, 2022, $43.4 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to May 31, 2022, are approximately $80.8 million.

For more information on mineral properties, see Note 3 of the Financial Statements.

Outlook

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Impala Platinum Holdings Ltd. ("Implats"), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), JOGMEC and Hanwa.  Before project financing and a construction decision can be undertaken, arrangements will be required for project concentrate offtake or processing.

A Waterberg JV Co. budget in the amount of R40 million (approximately $2.7 million) for the fiscal period ending August 31, 2022, was approved by the partners to the joint venture on March 9, 2022.  The Company is working to advance project permitting, engineering, infrastructure servitudes, surface access and community relationships. The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

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The Company is considering commercial alternatives for mine development, financing and concentrate offtake.  Studies to assess the economic feasibility of constructing a dedicated Waterberg matte furnace to process Waterberg concentrate as an alternative to a traditional concentrate offtake arrangement are underway.  The NI 43-101 definitive feasibility study technical report for the Waterberg Project entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019, stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners."  Discussions with potential participating partners in a possible matte furnace facility are in process.  Parallel discussions are also underway with South African smelter operators considering concentrate offtake arrangements for the project.

Implats currently holds a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by bona fide third parties (the "Offtake ROFR").  Processing of Waterberg concentrate through a matte furnace owned by Waterberg JV Co. or by one or more of the Waterberg JV partners would not be subject to the Offtake ROFR as such an entity would not be a "bona fide third party".  Any transaction between Waterberg JV Co. involving one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  Under the terms of the Waterberg JV Co. shareholders agreement, Hanwa holds the exclusive right to purchase or direct the sale of all or part of the Waterberg Project concentrate or metal contained therein.

The market for PGMs has generally improved over the last several years resulting in higher 4E metal basket prices. Supply chain disruptions resulting from the global COVID pandemic and exacerbated by the Ukraine conflict continue to negatively impact global auto production.  Notwithstanding weak auto demand, PGM prices have been supported by geopolitical tensions with the threat of Russian PGM exports being cut or sanctioned, representing a significant supply risk. Resolution of the conflict could remove price support. Visibility on the resolution of supply chain issues is difficult to predict but PGM prices could strengthen in the medium term based on pent up auto demand once auto production normalizes. Major South African PGM producers have recently announced wage settlement agreements. Supply risk, due to union strike action at present appears to be unlikely.  The projected market penetration of battery electric vehicles in the future could soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is potentially reduced.  Other metals to be produced at Waterberg, being platinum, rhodium, gold, copper and nickel, are expected to see strong demand and prices in the longer term.

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation.  The Company's battery technology initiative through Lion with partner Anglo represents a new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue. Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.  Senior officers of the Company and Anglo recently spent a day together at FIU to review progress by the Lion research team and to discuss possible future commercialization of Lion's patented technology.

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Environmental, Social and Governance

In late 2021, Platinum Group submitted its inaugural Environmental, Social and Governance ("ESG") disclosure submission with Digbee Ltd. ("Digbee"), a United Kingdom based company with a mining-focused expert network and ESG disclosure platform aimed at facilitating improved disclosure and better access to capital markets for mining companies with strong ESG practices.  Digbee has been endorsed by leading financial firms such as Blackrock, BMO, and Dundee Corporation.  Digbee's reporting framework is aligned with global standards, including the Equator Principles, which provide a framework for financial institutions to assess environmental and social risks in projects.  For more details refer to the Company's 2021 Form 20-F and Annual Information Form ("AIF").  As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2021 Form 20-F and AIF.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being advanced by Waterberg JV Co.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

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Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The COVID-19 pandemic and related measures taken by governments create uncertainty and have had, and may continue to have, an adverse impact on aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.  Effective April 5, 2022, South Africa lifted its National State of Disaster declared in relation to the COVID-19 Pandemic and moved to reduce COVID-19 restrictions to below Alert level 1, its lowest level of alert.  In response to uncertainty caused by the COVID-19 pandemic, the Company has implemented additional testing and monitoring protocols for its work at the Waterberg Project site and elsewhere in South Africa.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the outcome of Africa Wide's appeal to the High Court's judgment, the plan for and development of the Waterberg Project and the potential benefits and results thereof, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development financing and concentrate offtake, financing and mine development of the Waterberg Project, the size and cost of the Waterberg Project, Implats' decision to exercise its right of first refusal with respect to concentrate offtake, the economic feasibility of establishing a dedicated Waterberg matte furnace, work with local communities, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof, potential vertical integration with a broader industrial market development strategy, providing shareholder value, and Lion's development of next generation battery technology, a return to strength in the market for PGMs, the success of Lion's and FIU's research and development efforts, the expansion of Lion's research work into additional battery chemistries, the Company's ability to better access capital markets due to its ESG practices, the outcome of the Company's pre-construction drill programme at the Waterberg Project, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the low risk of union strike action, the projections of the market and prices for PGEs the recovery of the car sales market, the effect of battery electric vehicles on the market for palladium, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, AIF and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.